Filed by Grupo Financiero Santander México, S.A.B. de C.V.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Grupo Financiero Santander México, S.A.B. de C.V.

Registration Statement Commission File Number: 333-221224

Subject Company Commission File Number: 001-35658

Date: November 14, 2017

GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.

EXTRAORDINARY AND ORDINARY STOCKHOLDERS' MEETING

DECEMBER 8, 2017

Extraordinary and Ordinary Stockholders' Meeting

We inform the stockholders of Grupo Financiero Santander México, S.A.B. de C.V. (the “Company”) of the details on the issues to be discussed at the Extraordinary and Ordinary Stockholders’ Meeting (the “Meeting”) pursuant to the Agenda published on the corresponding Call to Meeting as of November 8, 2017:

ITEM I

Discussion, and, if applicable, approval to decree the payment of a cash dividend to the stockholders of the Company, against the profits of year previous years, for the amount and at the date determined by the Meeting.

It will be proposed to decree the payment of cash dividend for an amount up to Mx$6,626’000,000.00 (six thousand six hundred twenty six million Mexican pesos). Said dividend will be allocated as follows:

(i)	The payment of a dividend for an amount of Mx$4,676,000,000.00 (four thousand six hundred seventy six million Mexican pesos), from the account named "Profit/loss from previous years" as recorded in the financial statements of the Company for the year ended December 31, 2016, which were duly approved by the General Stockholders' Meeting of the Company; such amount shall be paid on December 26, 2017 according to the number of stocks each stockholder owns, in an amount of Mx$0.6890256255 per stock, via the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V.

(ii)	The payment of a dividend for an amount of Mx$1,950,000,000.00 (one thousand nine hundred fifty hundred million Mexican pesos), from the account named "Profit and loss from previous years" as recorded in the financial statements for the year ended December 31, 2016, which were duly approved by the General Stockholders' Meeting of the Company. Such amount may be reduced based on the financial statements of the Company for the year ended December 31, 2017, on the understanding that said adjustment can only be made in order to equalize the book value of the stocks of the Company with that of the stocks of its main subsidiary, BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO. Once the exact amount of such dividend is defined, the amount will be paid in cash no later than January 31, 2018, in accordance with the number of stocks each stockholder owns, in an amount of Mx$0.2873396 per stock, via the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V. The amount representing any downward adjustment of the dividend shall remain without effects, and no right of payment of dividend related to the adjustment shall be acknowledged.

It will be proposed that said dividend and the amount to be distributed to stockholders be at their disposal on December 27, 2017 and no later than January 31, 2018, previous publication of the Notice to Stockholders in newspapers “El Financiero” and “El Economista.”

ITEM II

Discussion and, if applicable, approval of different resolutions to carry out the merger of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as merged company, with BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, as surviving company.

Pursuant to a corporate restructuring that aims to fulfill certain provisions issued by the European Central Bank that stipulate that, for purposes of capitalization at consolidated level, minority interests may only be taken into account for bank regulatory capital purposes when such investments correspond to entities authorized to receive deposits and whose capital is regulated, the following actions are proposed to be carried out:

i.	The merger of the Company, as merged company, with Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander”) as surviving company (the "Merger"), under which the stockholders of the Company will receive 1 (one) stock of Banco Santander for each stock of the Company they own;

This Merger shall allow the contributions of minority stockholders to be registered directly in the capital stock of Banco Santander (instead of being registered in the capital stock of the Company) and, to be included in the determination of the net capital of Banco Santander, S.A. (“Banco Santander Matriz”).

ii.	Immediately after the Merger enters into effect, the contribution in kind of all of the stocks representing the capital stock of Banco Santander owned by Banco Santander Matriz to a new financial group to be incorporated by Banco Santander Matriz once the corresponding authorizations are obtained (the “New Financial Group"”); and

iii.	Immediately after the Merger enters into effect, the sale of 99.99% of the stocks representing the capital stock of Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (the “Brokerage House”)acquired by Banco Santander as a result of the Merger to the New Financial Group. Such sale will be a procedural step in connection with the consummation of the corporate restructuring and will be carried out immediately after the consummation of the Merger (steps i through iii above, collectively, the “Corporate Restructuring”).

As part of the Merger it will be proposed that a merger agreement and plan of merger be executed for the purposes of provisions in Article 17 of the Law for the Regulation of Financial Groups.

In connection with the Merger, the cancellation of the registration with the National Registry of Securities (“NRS”) and listing on the Bolsa Mexicana de Valores, S.A.B. de C.V. (“BMV”) of the Company’s series “B” stocks will be cancelled and the series "B" of stocks of Banco Santander will be registered with the NRS and listed on the BMV. Once the Merger is concluded and the capital stock of the Brokerage House has been sold, the New Financial Group shall be the holder of 74.96% of the stocks representing the capital stock of Banco Santander and 99.99% of the stocks representing the capital stock of the Brokerage House. Banco Santander Matriz shall be the holder of 99.99% of the stocks of the New Financial Group.

The Corporate Restructuring is subject to certain conditions, including the corresponding corporate and governmental authorizations.

ITEM III

Discussion and, if applicable, approval of the agreement for the termination of the single agreement of responsibilities entered into by and among GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., and its subsidiaries.

As a consequence of the merger and by virtue of it, it is necessary to execute an agreement for the termination of the single agreement of responsibilities among GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as parent company, and its subsidiaries. The execution of such agreement is subject to authorization by the Ministry of Treasury and Public Credit and the effectiveness of the Merger.

ITEM IV

Appointment of special delegates to formalize and fulfill the resolutions adopted by the meeting.

It will be proposed to appoint Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that any of them or their delegates may carry out any and all of the steps and proceedings necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted by this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting so that, in the name and behalf of the Company, any of them, individually, may appear before a notary public of their choice to obtain the certification of these minutes, and, if they consider it necessary or convenient, to prepare, subscribe and present the notices as required before any authority.